Exhibit 99.8

Gorilla Announces Closing of $105 Million Registered Direct Offering of Common Stock

●	The offering was led by a $100 million investment from a single new fundamental institutional investor and included additional participation from a large existing shareholder

●	The proceeds will be used to establish performance guarantees and bid bonds, meeting requirements in connection with bids for projects, and in relation to previously announced acquisitions

London, United Kingdom—(Newsfile Corp. – July 2, 2025) – Gorllia Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today announced the closing of its previously announced registered direct offering of 6,000,000 of its ordinary shares (or pre-funded warrants in lieu therof) at an offering price of $17.50 per ordinary share. The offering closed on July 2, 2025.

The gross proceeds to the Company from the offering are expected to be approximately $105 million before deducting placement agent fees and other offering expenses payable by the Company. Gorilla intends to use the net proceeds from the offering to meet working capital needs, particularly to establish performance guarantees or bid bonds; establish statutory capital reserves and meet other requirements in connection with bids for various projects; continue business growth in relation to previously announced acquisitions; and for other general corporate purposes.

“The addition of an institutional balance sheet partner is a significant milestone for Gorilla,” said Jay Chandan, Chairman & CEO of Gorilla Technology. “This capital not only reflects investor confidence in our vision but also positions us to accelerate our project pipeline.”

Titan Partners Group, a division of American Capital Partners, acted as the sole placement agent for the offering.

The offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-274053) previously filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2023, and declared effective on August 29, 2023. The offering was made only by means of a prospectus supplement and the accompanying base prospectus that form a part of the registration statement. A final prospectus supplement relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying base prospectus relating to the offering, may be obtained by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the Company’s intended use of proceeds from the offering, Gorilla’s ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the SEC on April 30, 2025 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact:

Samantha Dowd

Prosek Partners

GRRR@prosek.com

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com